Quarterly Financial Supplement



March 31, 2002 - Quarterly Highlights

Summary Owned Income Statement		Three Months Ended			% Change from Prior	
($ millions)		3/31/02	12/31/01	3/31/01	Qtr.	Year
Owned-basis net interest margin and other revenues	$	2,771.6	$ 2,660.2	$ 2,329.8	4.2 %	19.0 %
Owned-basis provision for credit losses		923.0	829.3	703.6	11.3	31.2
Total costs and expenses		1,071.5	991.3	960.6	8.1	11.5
Income before income taxes		777.1	839.6	665.6	(7.4)	16.8
Income taxes		266.1	290.7	233.8	(8.5)	13.8
Net income	$	511.0	$ 548.9	$ 431.8	(6.9) %	18.3 %

Common Stock Data						
Basic earnings per common share	$	1.10	$ 1.18	$ .92	(6.8) %	19.6 %
Diluted earnings per common share		1.09	1.17	.91	(6.8)	19.8
Average common shares (millions)		456.8	457.7	466.0	(0.2)	(2.0)
Average common and equivalent shares (millions)		462.1	463.2	472.0	(0.2)	(2.1)
Common stock price:						
High	$	60.90	$ 61.40	$ 62.00	(0.8) %	(1.8) %
Low		43.50	51.29	52.00	(15.2)	(16.3)
Period end		56.80	57.94	59.24	(2.0)	(4.1)
Dividends declared per common share	$	.22	$ .22	$ .19	- %	15.8 %
Book value per common share		20.23	19.47	17.23	3.9	17.4

Selected Financial Ratios						
Owned Basis						
Return on average common shareholders' equity		23.4 %	26.5 %	22.4 %	(11.7) %	4.5 %
Return on average owned assets		2.26	2.51	2.21	(10.0)	2.3
Net interest margin		7.87	8.21	7.60	(4.1)	3.6
Common and preferred equity as a percentage of owned assets		10.75	9.68	9.94	11.1	8.1
Common and preferred equity and trust preferred securities as a percentage of owned assets (1)		11.83	10.77	11.06	9.8	7.0
Managed Basis						
Return on average managed assets		1.82 %	2.04 %	1.77 %	(10.8) %	2.8 %
Efficiency ratio		31.6	31.2	35.6	1.3	(11.2)
Net interest margin		8.79	8.85	8.22	(0.7)	6.9
Common and preferred equity as a percentage of managed assets		8.68	7.85	7.95	10.6	9.2
Common and preferred equity and trust preferred securities as a percentage of managed assets (1)		9.55	8.73	8.85	9.4	7.9
Tangible equity to tangible managed assets (1)		8.41	7.87	7.54	6.9	11.5

(1) Represents a non-GAAP measure which may differ from similarly named measures presented by other companies.

Consolidated Statements of Income - Owned Basis

Three Months

($ millions)		Three Months Ended			% Change from Prior	
		3/31/02	12/31/01	3/31/01	Qtr.	Year
Finance and other interest income	$	2,547.0	$ 2,602.5	$ 2,430.3	(2.1) %	4.8 %
Interest expense		938.8	983.4	1,106.8	(4.5)	(15.2)
Net interest margin		1,608.2	1,619.1	1,323.5	(0.7)	21.5
Provision for credit losses on owned receivables		923.0	829.3	703.6	11.3	31.2
Net interest margin after provision for credit losses		685.2	789.8	619.9	(13.2)	10.5
Securitization revenue		521.2	514.4	406.3	1.3	28.3
Insurance revenue		170.1	175.3	158.6	(3.0)	7.3
Investment income		46.2	45.8	41.8	0.9	10.5
Fee income		237.9	245.7	237.9	(3.2)	-
Other income		188.0	59.9	161.7	100+	16.3
Total other revenues		1,163.4	1,041.1	1,006.3	11.7	15.6
Salaries and fringe benefits		445.3	424.1	377.6	5.0	17.9
Sales incentives		54.1	71.0	54.5	(23.8)	(0.7)
Occupancy and equipment expense		92.2	84.1	83.5	9.6	10.4
Other marketing expenses		148.4	128.0	135.2	15.9	9.8
Other servicing and administrative expenses		229.3	172.2	193.4	33.2	18.6
Amortization of acquired intangibles and goodwill		18.2	37.4	38.9	(51.3)	(53.2)
Policyholders' benefits		84.0	74.5	77.5	12.8	8.4
Total costs and expenses		1,071.5	991.3	960.6	8.1	11.5
Income before income taxes		777.1	839.6	665.6	(7.4)	16.8
Income taxes		266.1	290.7	233.8	(8.5)	13.8
Net income		511.0	548.9	431.8	(6.9)	18.3
Preferred dividends		(8.5)	(8.0)	(2.3)	6.3	100+
Earnings available to common shareholders	$	502.5	$ 540.9	$ 429.5	(7.1) %	17.0 %
Effective tax rate		34.2 %	34.6 %	35.1 %	(1.2) %	(2.6) %

Securitization Revenue

($ millions)		Three Months Ended		
		3/31/02	12/31/01	3/31/01
Net initial gain	$	74.4	$ 61.1	$ 26.2
Net replenishment gains		124.2	102.5	95.0
Servicing revenue and excess spread		322.6	350.8	285.1
Total	$	521.2	$ 514.4	$ 406.3
Receivables Securitized:				
Auto finance	$	425.0	$ 868.1	$ 378.8
MasterCard/Visa		600.0	-	73.2
Private label		500.0	500.0	-
Personal non-credit card		902.7	625.0	450.0
Total	$	2,427.7	$ 1,993.1	$ 902.0

Credit Quality/Credit Loss Reserves - Owned Basis

Two-Months-and-Over Contractual Delinquency

As a percent of owned consumer receivables, excludes commercial.

	3/31/02	12/31/01	3/31/01
Real estate secured	2.88 %	2.63 %	2.55 %
Auto finance	2.04	2.92	1.74
MasterCard/Visa	6.54	5.67	5.02
Private label	6.33	5.99	5.62
Personal non-credit card	9.60	9.04	8.79
Total	4.77 %	4.53 %	4.36 %

Quarter-to-Date Charge-offs, Net of Recoveries

As a percent of average owned consumer receivables, annualized, excludes commercial.

	3/31/02	12/31/01	3/31/01
Real estate secured	.65 %	.64 %	.43 %
Auto finance	5.63	4.91	3.93
MasterCard/Visa	9.73	7.90	8.17
Private label	6.25	6.12	5.02
Personal non-credit card	7.71	6.97	6.12
Total	3.61 %	3.43 %	3.12 %
Real estate charge-offs and REO expense as a % of average owned real estate secured receivables	1.05 %	0.94 %	0.77 %

Credit Loss Reserves

($ millions)

	3/31/02		12/31/01		3/31/01	
Reserves for owned receivables at beginning of quarter	$ 2,663.1		$ 2,476.6		$ 2,111.9	
Provision for credit losses	923.0		829.3		703.6	
Charge-offs, net of recoveries	(718.7)		(675.1)		(531.5)	
Other, net	9.2		32.3		(1.6)	
Reserves for owned receivables at end of quarter	$ 2,876.6	3.61 %(1)	$ 2,663.1	3.33 %(1)	$ 2,282.4	3.32 %(1)

Nonperforming Assets

($ millions)

	3/31/02	12/31/01	3/31/01
Nonaccrual owned receivables	$ 2,261.0	$ 2,079.5	$ 1,825.1
Accruing owned receivables 90 or more days delinquent	840.6	846.2	681.6
Total nonperforming owned receivables	3,101.6	2,925.7	2,506.7
Real estate owned	459.4	398.9	350.2
Total nonperforming assets	$ 3,561.0	$ 3,324.6	$ 2,856.9
Owned credit loss reserves as a percent of nonperforming owned receivables	92.7 %	91.0 %	91.1 %

(1) % Columns: comparisons to appropriate receivables.

Balance Sheet Data

($ millions)

	3/31/02	12/31/01	3/31/01
Owned assets	$ 90,367.9	$ 89,416.0	$ 78,253.3
Owned receivables	79,594.5	79,874.7	68,805.6
Managed assets	111,951.1	110,364.0	97,820.3
Managed receivables	101,177.7	100,822.7	88,372.6
Debt	74,462.8	75,410.2	65,164.0
Trust originated preferred securities	975.0	975.0	875.0
Preferred stock	843.2	455.8	164.4
Common shareholders' equity	8,875.4	8,202.8	7,616.7

Receivables Analysis

End of Period Receivables ($ millions)

	3/31/02	12/31/01	3/31/01	% Change from Prior Qtr.	Year
Owned receivables:					
Real estate secured	$ 45,628.9	$ 43,856.8	$ 36,686.8	4.0 %	24.4 %
Auto finance	2,602.9	2,368.9	1,988.0	9.9	30.9
MasterCard/Visa (1)	6,970.2	8,141.2	7,448.5	(14.4)	(6.4)
Private label	10,688.4	11,663.9	10,225.4	(8.4)	4.5
Personal non-credit card	13,213.0	13,337.0	11,884.2	(0.9)	11.2
Commercial and other	491.1	506.9	572.7	(3.1)	(14.2)
Total owned receivables	79,594.5	79,874.7	68,805.6	(0.4)	15.7
Accrued finance charges	1,515.3	1,559.8	1,322.5	(2.9)	14.6
Credit loss reserve for owned receivables	(2,876.6)	(2,663.1)	(2,282.4)	8.0	26.0
Unearned credit insurance premiums and claims reserves	(886.4)	(895.8)	(767.8)	(1.0)	15.4
Interest-only strip receivables (2)	1,034.5	968.2	741.4	6.8	39.5
Amounts due and deferred from receivables sales	243.0	419.7	543.3	(42.1)	(55.3)
Total owned receivables, net	78,624.3	79,263.5	68,362.6	(0.8)	15.0
Receivables serviced with limited recourse:					
Real estate secured	619.8	861.8	1,318.0	(28.1)	(53.0)
Auto finance	4,012.7	4,026.6	2,812.8	(0.3)	42.7
MasterCard/Visa	9,378.3	9,254.0	9,121.7	1.3	2.8
Private label	2,634.0	2,150.0	1,650.0	22.5	59.6
Personal non-credit card	4,938.4	4,655.6	4,664.5	6.1	5.9
Total receivables serviced with limited recourse	21,583.2	20,948.0	19,567.0	3.0	10.3
Total managed receivables, net	$ 100,207.5	$ 100,211.5	$ 87,929.6	- %	14.0 %

End of Period Managed Receivables

($ millions)	3/31/02	(3)	12/31/01	(3)	3/31/01	(3)	% Change from Prior Qtr.	Year
Real estate secured	$ 46,248.7	45.7 %	$ 44,718.6	44.4 %	$ 38,004.8	43.0 %	3.4 %	21.7 %
Auto finance	6,615.6	6.5	6,395.5	6.3	4,800.8	5.4	3.4	37.8
MasterCard/Visa	16,348.5	16.2	17,395.2	17.3	16,570.2	18.8	(6.0)	(1.3)
Private label	13,322.4	13.2	13,813.9	13.7	11,875.4	13.4	(3.6)	12.2
Personal non-credit card (4)	18,151.4	17.9	17,992.6	17.8	16,548.7	18.7	0.9	9.7
Commercial and other	491.1	.5	506.9	.5	572.7	.7	(3.1)	(14.2)
Managed portfolio	$ 101,177.7	100.0 %	$ 100,822.7	100.0 %	$ 88,372.6	100.0 %	0.4 %	14.5 %

(1) MasterCard and Visa are registered trademarks of MasterCard International, Incorporated and VISA USA Inc., respectively.

(2) The change in interest-only strip receivables, net of the related loss reserve and excluding the mark-to-market adjustment recorded in accumulated other comprehensive income, was $29.0 million at 3/31/02, $54.3 million at 12/31/01, and $3.5 million at 3/31/01. Our estimate of the recourse obligation totaled $1,269.9 million at 3/31/02, $1,148.3 million at 12/31/01, and $1,057.8 million at 3/31/01.

(3) % of managed portfolio.

(4) Personal non-credit card receivables are comprised of the following:

	3/31/02	12/31/01	3/31/01
Domestic personal unsecured	$ 9,547.1	$ 9,593.1	$ 9,162.2
Union Plus personal unsecured	1,065.0	1,067.7	867.1
Personal homeowner loans	4,926.4	4,749.2	4,165.4
Foreign unsecured	2,612.9	2,582.6	2,354.0
Total	$ 18,151.4	$ 17,992.6	$ 16,548.7

Supplemental Managed Basis Information

Securitizations and sales of consumer receivables are a source of liquidity for us. We continue to service the securitized receivables after such receivables are sold and we retain a limited recourse obligation. Securitizations impact the classification of revenues. When reporting on a managed basis, net interest margin, provision for credit losses, fee income and securitization related revenue related to receivables sold are reclassified from securitization revenue into the appropriate caption.

Three Months

($ millions)		Three Months Ended						% Change from Prior	
		3/31/02	(1)	12/31/01	(1)	3/31/01	(1)	Qtr.	Year
Finance and other interest income	$	3,388.5	13.15 %	$ 3,385.0	13.66 %	$ 3,246.8	14.58 %	0.1 %	4.4 %
Interest expense		1,124.0	4.36	1,192.6	4.81	1,417.0	6.36	(5.8)	(20.7)
Net interest margin		2,264.5	8.79 %	2,192.4	8.85 %	1,829.8	8.22 %	3.3	23.8
Provision for credit losses		1,362.3		1,184.0		932.8		15.1	46.0
Net interest margin after provision for credit losses	$	902.2		$ 1,008.4		$ 897.0		(10.5) %	0.6 %
Insurance revenue	$	170.1		$ 175.3		$ 158.6		(3.0) %	7.3 %
Investment income		46.2		45.8		41.8		0.9	10.5
Fee income		396.3		421.1		393.2		(5.9)	0.8
Securitization revenue		145.8		120.4		(26.1)		21.1	100+
Other income		188.0		59.9		161.7		100+	16.3
Total other revenues	$	946.4		$ 822.5		$ 729.2		15.1 %	29.8 %
Average managed receivables:									
Real estate secured	$	45,800.7		$ 43,300.4		$ 37,338.5		5.8 %	22.7 %
Auto finance		6,530.6		6,155.5		4,682.9		6.1	39.5
MasterCard/Visa		16,890.8		17,680.3		17,119.7		(4.5)	(1.3)
Private label		13,621.4		12,880.0		12,013.2		5.8	13.4
Personal non-credit card		18,030.3		17,735.4		16,366.9		1.7	10.2
Commercial and other		496.5		525.7		581.5		(5.6)	(14.6)
Total		101,370.3		98,277.3		88,102.7		3.1	15.1
Average noninsurance investments		1,178.6		402.4		525.0		100+	100+
Other interest-earning assets		538.3		466.5		448.5		15.4	20.0
Average managed interest-earning assets	$	103,087.2		$ 99,146.2		$ 89,076.2		4.0 %	15.7 %

(1) % Columns: comparison to average managed interest-earning assets, annualized.

Credit Quality/Credit Loss Reserves Information - Managed Basis

Two-Months-and-Over Contractual Delinquency

As a percent of managed consumer receivables, excludes commercial.	3/31/02	12/31/01	3/31/01
Real estate secured	2.93 %	2.68 %	2.61 %
Auto finance	2.51	3.16	1.79
MasterCard/Visa	4.39	4.10	3.68
Private label	5.82	5.48	5.50
Personal non-credit card	9.02	8.87	8.37
Total	4.63 %	4.46 %	4.25 %

Quarter-to-Date Charge-offs, Net of Recoveries

As a percent of average managed consumer receivables, annualized, excludes commercial.			
Real estate secured	.65 %	.65 %	.44 %
Auto finance	6.70	6.52	5.15
MasterCard/Visa	7.17	6.69	6.27
Private label	5.57	5.40	5.08
Personal non-credit card	7.86	7.05	6.27
Total	4.09 %	3.90 %	3.56 %

Real estate charge-offs and REO expense as a % of average managed real estate secured receivables	1.05 %	0.93 %	0.77 %

Nonperforming Assets

($ millions)			
Nonaccrual managed receivables	$ 2,722.6	$ 2,566.2	$ 2,200.6
Accruing managed receivables 90 or more days delinquent	1,105.6	1,062.2	903.8
Total nonperforming managed receivables	3,828.2	3,628.4	3,104.4
Real estate owned	459.4	398.9	350.2
Total nonperforming assets	$ 4,287.6	$ 4,027.3	$ 3,454.6
Managed credit loss reserves as a percent of nonperforming managed receivables	108.3 %	105.0 %	107.6 %

Credit Loss Reserves

($ millions)	3/31/02		12/31/01		3/31/01	
Reserves for managed receivables at beginning of quarter	$ 3,811.4		$ 3,555.0		$ 3,194.2	
Provision for credit losses	1,362.3		1,184.0		932.8	
Charge-offs, net of recoveries	(1,031.5)		(963.3)		(779.6)	
Other, net	4.3		35.7		(7.2)	
Reserves for managed receivables at end of quarter	$ 4,146.5	4.10 %(1)	$ 3,811.4	3.78 %(1)	$ 3,340.2	3.78 %(1)

(1) % Columns: comparisons to appropriate receivables.